Exhibit 4(b)

DESCRIPTION OF CAPITAL STOCK

The following summarizes certain provisions of the Restated Certificate of Incorporation, as amended, of Adtalem Global Education Inc. (“Adtalem” or the “Company”) (the "Certificate of Incorporation") and the Amended and Restated By-Laws of the Company, dated as of May 23, 2017 (the "By-Laws"). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation and the By-Laws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and the By-Laws are filed or incorporated by reference as exhibits to the Adtalem Annual Report on Form 10-K for the year ended June 30, 2021.

GENERAL

The Certificate of Incorporation authorizes the issuance of 200 million shares of common stock, $0.01 par value (“Common Stock”). As of August 12, 2021, there were approximately 49.6 million shares of Common Stock issued and outstanding and approximately 5.8 million shares of Common Stock are reserved for issuance under the Amended and Restated Incentive Plan of 2005 and the Fourth Amended and Restated Incentive Plan of 2013.

COMMON STOCK

The shares of Common Stock have no preemptive or other subscription rights and are not subject to any future call or assessment. The Common Stock is listed on the New York Stock Exchange (“NYSE”) and NYSE Chicago (formerly known as the Chicago Stock Exchange) under the symbol "ATGE."

Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors (the "Board") out of funds legally available therefor.  Adtalem is dependent on the earnings of its subsidiaries for funds to pay cash dividends. Cash flow from Adtalem’s subsidiaries may be restricted by law. Cash flow also is subject to certain restrictions by covenants in Adtalem’s credit facility, including maintaining fixed charge coverage and leverage at or above specified levels. On February 16, 2017, the Board determined to discontinue cash dividend payments for the foreseeable future. Any future payment of dividends will be at the discretion of the Board and will be dependent on projections of future earnings, cash flow, financial requirements of Adtalem and other factors as the Board deems relevant.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment in full of liabilities. There are no redemption, conversion or sinking fund provisions with respect to the Common Stock. The holders of shares of Common Stock are entitled to one vote per share on any matter submitted to stockholders.

The availability for issue of shares of Common Stock by the Company without any further action by stockholders (except as may be required by applicable NYSE regulations) could be viewed as enabling the Board to make more difficult a change in control of the Company, including by issuing warrants or rights to acquire shares of Common Stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is Computershare Investor Services, Canton, Massachusetts.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

The Certificate of Incorporation and By-Laws of the Company contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise more difficult. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Company's Board. The Company believes that, as a general rule, the interest of its stockholders would be served best if any change in control results from negotiations with its Board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

However, the provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price for the shares. Moreover, these provisions could discourage accumulations of large blocks of the Company's stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a description of the relevant provisions of the Certificate of Incorporation and the By-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Certificate of Incorporation and By-Laws which are filed or incorporated by reference as exhibits to the Adtalem Annual Report on Form 10-K for the year ended June 30, 2021.

Board of Directors. At the 2015 annual meeting of stockholders and each annual meeting of stockholders thereafter, the Certificate of Incorporation provides that all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. For the period from the 1991 annual meeting of stockholders to the 2014 annual meeting of stockholders, the Certificate of Incorporation provided that the Board would be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board would have been elected each year.

The Certificate of Incorporation provides that the number of directors will not be less than three nor more than 13 and that the directors will have the power to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire Board. From and after the 2015 annual meeting of stockholders, the Certificate of Incorporation provides that any director, or the entire Board, may be removed from office at any time, with or without cause by the affirmative vote of the holders of a majority of the votes which could be cast by the holders of all the outstanding shares of capital stock entitled to vote for the election of directors, voting together as a class, given at a duly called annual or special meeting of stockholders.

No Stockholder Action by Written Consent; Special Meetings. The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of the entire Board, the Chairman of the Board or the President. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting of stockholders. Any call for a special meeting must specify the matters to be acted upon at the meeting, unless otherwise provided by law. The Board has an established policy, set forth in its Governance Principles, to call a special meeting of stockholders under certain circumstances if requested by stockholders owning for a period of one year or longer more than 25% of the Company's outstanding shares.

Other Constituencies. The Certificate of Incorporation provides that, in determining whether to take or refrain from taking any corporate action, the Board may take into account long-term as well as short-term interests of the Company and its stockholders, customers, employees, students, graduates, faculty and other constituencies of the Company, including the effect on communities in which the Company does business.

Stockholder Proposals. The By-Laws provide that, if a stockholder desires to submit a proposal at an annual or special stockholders' meeting or to nominate persons for election as directors, the stockholder must submit written notice to the Company not later than (i) with respect to an annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to a special meeting of stockholders duly called for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to stockholders. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholders' proposals must set forth reasons for conducting such business and any material interest of the stockholder in such business. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information as would be required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the By-Laws.

In addition to candidates submitted through the advance notice By-Law process for stockholder nominations, stockholders may also request that a director nominee be included in Adtalem’s proxy materials in accordance with the proxy access provision in the By-Laws. Any stockholder or group of up to 20 stockholders holding both investment and voting rights to at least 3% of Adtalem’s outstanding Common Stock continuously for at least three years to nominate the greater of (i) two or (ii) 20% of the Adtalem directors to be elected at an annual meeting of stockholders. Such requests must be received not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

Except as may otherwise be required by law or permitted by the rules of any stock exchange on which the Company's shares are listed and traded, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Company's capital stock represented and entitled to vote on such question at a meeting of stockholders at which a quorum is present, voting as a single class.

Directors of the Company in a contested election (i.e., where the number of nominees for director exceeds the number of directors to be elected) shall be elected by a plurality of the votes of the Company's capital stock represented and entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present.  However, in an uncontested election (i.e., where the number of nominees for director is the same as the number of directors to be elected), directors shall be elected by the vote of the holders of a majority of the total number of votes of the Company's capital stock represented and entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present.  In the event that a nominee for re-election as a director fails to receive the requisite majority vote at an annual or special meeting held for the purpose of electing directors where the election is uncontested, such director must, promptly following certification of the stockholder vote, tender his or her resignation to the Chief Executive Officer or the Secretary, subject to acceptance by the Board.  The Nominating and Governance Committee of the Board, or such other group of independent members of the Board as is determined by the entire Board (excluding the director who tendered the resignation) will evaluate any such resignation in light of the best interests of the Company and its stockholders and will make a recommendation to the entire Board as to whether to accept or reject the resignation, or whether other action should be taken.  In reaching its decision, the Board may consider any factors it deems relevant, including the director's qualifications, the director's past and expected future contributions to the Company, the overall composition of the Board and whether accepting the tendered resignation would cause the Company to fail to meet any applicable law, rule or regulation (including the listing requirements of any securities exchange).  The Board shall complete this process within 90 days after the certification of the stockholder vote and shall report its decision to the stockholders in the Company's filing following such Board decision.